Exhibit 99.1

BiondVax Announces FDA Acceptance of IND Application for its
Investigational Universal Flu Vaccine

Nes Ziona, Israel – June 17, 2015 – BiondVax Pharmaceuticals Ltd. (TASE: BVXV, Nasdaq: BVXV), a clinical stage biopharmaceutical company focused on developing and commercializing immunomodulation therapies for infectious diseases, today announced that its Investigational New Drug Application (IND) for its Multimeric-001 vaccine (M-001), has been accepted by the US Food and Drug Administration (FDA), and the Company was notified by its regulatory advisors that the ‘study may proceed’. FDA acceptance of an IND provides authorization for the distribution and administration in the U.S. of medical products that have not yet been approved for commercial use for purposes of conducting clinical trials.

This IND continues BiondVax's clinical program, and will allow BiondVax to conduct an FDA approved Phase 2 clinical trial that will involve the administration of M-001, BiondVax's product candidate.

Dr. Ron Babecoff, BiondVax's CEO commented, "FDA acceptance of our IND application is an important milestone, representing a major step forward for BiondVax and for the development program of our universal flu vaccine.”

Dr. Tamar Ben-Yedidia, BiondVax's CSO said, “Influenza is a serious global concern - it spreads rapidly, leading to serious illness which can directly or indirectly lead to death, particularly among the elderly. Today’s vaccines are far from ideal - they mostly protect against the strains within them, but frequent mismatches between these strains and the circulating ones lead to low vaccine effectiveness. We believe our solution, whereby one vaccine protects against each and every flu strain, will save the lives and suffering of many millions around the world each year.”

About BiondVax Pharmaceuticals Ltd

BiondVax is an innovative biopharmaceutical company developing a universal flu vaccine, designed to provide multi-season and multi-strain protection against most human influenza virus strains, including both seasonal and pandemic flu strains.

BiondVax’s technology utilizes a unique, proprietary combination of conserved and common peptides from influenza virus proteins to activate both arms of the immune system for a cross-protecting and long-lasting effect.

Weizmann Science Park, 14 Einstein Street, PO Box 4143, Nes Ziona 7414002, Israel
Tel: +972 8 930 2529 ● Fax:+972 8 930 2531 ● www.biondvax.com

Forward Looking Statements

This press release contains forward-looking statements within the meaning of the Private Litigation Reform Act of 1995. Words such as "expect," "believe," "intend," "plan," "continue," "may," "will," "anticipate," and similar expressions are intended to identify forward-looking statements. These forward-looking statements involve certain risks and uncertainties reflect the management's current views with respect to certain current and future events and are subject to various risks, uncertainties and assumptions that could cause the results to differ materially from those expected by the management of BiondVax Pharmaceuticals Ltd. Risks and uncertainties include, but are not limited to, the risk that drug development involves a lengthy and expensive process with uncertain outcome, adequate resources to undertake and complete the Phase 2 clinical trials and the success thereof, our estimates regarding the vaccine's future development and expected trials, the market acceptance of our flu vaccine as a broad-coverage solution and adequacy of capital resources for product development and commercialization. The risks, uncertainties and assumptions referred to above are discussed in detail in our reports filed with the Securities and Exchange Commission, including our Prospectus which was declared effective on May 11, 2015. BiondVax Pharmaceuticals Ltd. undertakes no obligation to update or revise any forward-looking statements.

For further information, please contact:

Company Contact Dr Limor Chen, Director of BD limor.c@biondvax.com	Investor Relations Contact GK Investor Relations Kenny Green, Partner +1 646 201 9246 biondvax@gkir.com

Weizmann Science Park, 14 Einstein Street, PO Box 4143, Nes Ziona 7414002, Israel
Tel: +972 8 930 2529 ● Fax:+972 8 930 2531 ● www.biondvax.com